Exhibit 99.1

No. 30/08

IAMGOLD CORPORATION: BUCKREEF, TANZANIA RESOURCE UPDATE
Revised Resource Estimate Reflects Minzwel-Busolwa Discovery

Toronto, Ontario, July 24, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce an increase in the mineral resources at the Company’s Buckreef Project, located in the Lake Victoria Goldfields of northern Tanzania. Buckreef is an advanced exploration gold project containing 1 million ounces of gold in 16 million tonnes of measured and indicated resources at an average grade of 2.0 grams per tonne gold (g/t Au). An additional 86,000 ounces of gold have been added to the inferred resource category at an average grade of 2.8 g/t Au (Table 1).  The gains reflect the Company’s recent drill campaigns within the Minzwel-Busolwa Trend and bring the inferred resource category to more than 900,000 ounces of contained gold.

“Exploration drilling continues to discover more ounces and we are pleased to see an increase of almost 90,000 ounces in the resource base,” stated Joseph Conway, President & CEO. “We are updating the Scoping Study to determine the impact of the Minzwel-Busolwa discovery. Our objective remains to advance the project to the Pre-Feasibility Stage.”

Detailed drilling on a close spaced drill pattern on the Minzwel-Busolwa discovery shows a strongly mineralized system with a strike length of more than 500 metres.  The deposit has been tested with 5,141 metres of RC drilling in 78 holes, and 176 metres of diamond drilling in two holes. The structural trend hosting the deposit has been traced for about 10 kilometres and will be the subject of additional exploration drilling in the fourth quarter following the Equatorial Africa rainy season.

Table 1:  Buckreef Project Mineral Resources (July 2008)

DEPOSITS		MEASURED			INDICATED			INFERRED
	Cut-off grade (g/t)	Tonnes (000)	Gold Grade (g/t)	Contained (000 oz)	Tonnes (000)	Gold Grade (g/t)	Contained (000 oz)	Tonnes (000)	Gold Grade (g/t)	Contained (000 oz)
Buckreef	1.0	3,066	2.7	265	1,076	2.4	83	5,793	2.7	507
Buziba	1.0			-	6,565	1.7	361	2,140	1.6	110
Busolwa	1.0			-	5,246	1.7	290	1,810	1.6	93
Tembo & Bingwa	1.0			-			-	1,129	3.4	123
Minzwel	1.0			-			-	955	2.8	86
TOTAL		3,066	2.7	265	12,887	1.8	734	11,827	2.4	919

The Company currently has one Aircore drill on site, testing regional targets as part of a comprehensive program to evaluate the Buckreef land package. Seven priority targets had been identified at the start of the 2008 program, and five have been tested, to date, with mixed results. IAMGOLD has approved a budget of US$9.9 million for the 2008 program, and additional RC drilling is planned in October, following the rainy season.  Results of a revised Scoping Study are expected in August.

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s Gold Money Policy demonstrates IAMGOLD’s commitment and confidence in the gold market.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral projects (“NI 43-101”). The technical information in this news release, including the information that relates to geology, drilling, mineralization, and mineral resource estimates at the Buckreef Project is based on information prepared under the supervision of, or has been reviewed by, Mr. Francis Clouston, P. Eng., Manager – Project Evaluations Technical Services Group, and employed by IAMGOLD Corporation. The foregoing person is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified Person has verified the data disclosed underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol Banducci
President & CEO	Chief Financial Officer
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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